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October 12, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:  Mr. Mark Cowan
        Document Control -- EDGAR

RE:       RiverSource Variable Series Trust
          Registration Statement on Form N-14

Dear Mr. Cowan:

Registrant is filing a registration statement on Form N-14 in connection with the following proposed reorganizations:

1. The reorganization of each of the RiverSource Variable Portfolio Funds (series of six Minnesota corporations) into a corresponding newly-formed series of RiverSource Variable Series Trust, a Massachusetts business trust.

2. The merger of RiverSource Variable Portfolio - Core Bond Fund into RiverSource Variable Portfolio - Diversified Bond Fund.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.


Sincerely,



/s/   Scott R. Plummer
------------------------------------
      Scott R. Plummer
      Vice President, General Counsel and Secretary
      RiverSource Funds


Enclosure:        Registration Statement